FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

FORWARD-LOOKING STATEMENTS
          This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.
          These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
•	the impact of the current economic and credit environment;

•	developments affecting our international operations;

•	the social, political and economic risks of our global operations;

•	our ability to develop an integrated strategy for CGGVeritas;

•	difficulties and delays in achieving synergies and cost savings;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	exposure to the credit risk of customers;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	difficulties in temporarily or permanently reducing the capacity of our fleet;

•	changes in international economic and political conditions and, in particular, in oil and gas prices;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•
our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions, including the ongoing crisis in the financial markets, and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.
     Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2008 that we filed with the SEC on April 22, 2009. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
CONSOLIDATED BALANCE SHEETS

	September 30, 2009		December 31, 2008
	(unaudited)
amounts in millions of	€	US$ (1)	€	US$ (2)

ASSETS
Cash and cash equivalents	559.5	819.3	516.9	719.4
Trade accounts and notes receivable, net	591.9	866.7	712.3	991.4
Inventories and work-in-progress, net	218.0	319.2	287.9	400.7
Income tax assets	61.9	90.7	102.2	142.2
Other current assets, net	88.7	129.8	101.5	141.2
Assets held for sale, net	8.0	11.6	7.6	10.6
Total current assets	1,528.0	2,237.3	1,728.4	2,405.5
Deferred tax assets	79.7	116.7	109.2	151.9
Investments and other financial assets, net	37.1	54.3	26.2	36.4
Investments in companies under equity method	78.8	115.3	72.9	101.5
Property, plant and equipment, net	752.1	1,101.3	822.4	1,144.5
Intangible assets, net	828.8	1,213.7	820.0	1,141.2
Goodwill	1,977.0	2,894.9	2,055.1	2,860.1
Total non-current assets	3,753.5	5,496.2	3,905.8	5,435.6
TOTAL ASSETS	5,281.5	7,733.5	5,634.2	7,841.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	6.5	9.5	8.2	11.4
Current portion of financial debt	124.7	182.5	241.5	336.1
Trade accounts and notes payable	205.9	301.5	282.2	398.4
Accrued payroll costs	116.6	170.8	144.3	200.8
Income taxes liability	42.3	62.0	85.5	119.0
Advance billings to customers	24.4	35.7	43.5	60.5
Provisions — current portion	47.7	69.8	20.7	28.8
Other current liabilities	145.4	212.9	173.3	241.2
Total current liabilities	713.5	1,044.7	1,003.2	1,396.2
Deferred tax liabilities	146.4	214.3	223.8	311.5
Provisions — non-current portion	80.7	118.1	82.4	114.6
Financial debt	1,364.5	1,998.1	1,296.3	1,804.0
Other non-current liabilities	32.1	46.9	29.9	41.6
Total non-current liabilities	1,623.7	2,377.4	1,632.4	2,271.7
Common stock 216,486,213 shares authorized and 150,993,469 shares with a €0.40 nominal value issued and outstanding at September 30, 2009 and 150, 617,709 at December 31, 2008	60.4	88.4	60.2	83.8
Additional paid-in capital	1,964.8	2,877.1	1,964.7	2,734.2
Retained earnings	1,137.3	1,665.4	799.4	1,112.6
Treasury shares	(13.2)	(19.2)	(18.1)	(25.1)
Net income (loss) for the period — Attributable to the Group	32.6	47.8	332.8	463.1
Income and expense recognized directly in equity	3.3	4.7	(2.5)	(3.5)
Cumulative translation adjustment	(278.1)	(407.3)	(176.4)	(245.5)
Total shareholders’ equity	2,907.1	4,256.9	2,960.1	4,119.6
Minority interests	37.2	54.5	38.5	53.6
Total shareholders’ equity and minority interests	2,944.3	4,311.4	2,998.6	4,173.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,281.5	7,733.5	5,634.2	7,841.1

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.464 per € on the balance sheet date.

(2)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.392 per € on the balance sheet date.
See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,

	2009		2008

except per share data, amounts in millions of	€	US$ (1)	€	US$ (1)

Operating revenues	512.2	731.4	691.6	1,062.2
Other income from ordinary activities	5.1	7.0	0.4	0.5
Total income from ordinary activities	517.3	738.4	692.0	1,062.7
Cost of operations	(412.8)	(587.4)	(445.1)	(683.7)
Gross profit	104.5	151.0	246.9	379.0
Research and development expenses, net	(15.1)	(21.5)	(11.3)	(17.4)
Selling, general and administrative expenses	(52.9)	(75.5)	(59.5)	(91.5)
Other revenues (expenses), net	4.2	3.7	(1.3)	(2.0)
Operating income before reduction of goodwill	40.7	57.7	174.8	268.1
Reduction of goodwill	-	-	(2.0)	(3.0)
Operating income	40.7	57.7	172.8	265.1
Expenses related to financial debt	(26.9)	(38.1)	(21.8)	(33.4)
Income provided by cash and cash equivalents	0.3	0.5	3.1	4.8
Cost of financial debt, net	(26.6)	(37.6)	(18.7)	(28.6)
Other financial income (loss)	(6.9)	(9.5)	4.0	6.1
Income of consolidated companies before income taxes	7.2	10.6	158.1	242.6
Deferred taxes on currency translation	2.6	3.7	(4.6)	(7.1)
Other income taxes	(4.3)	(6.1)	(47.5)	(72.9)
Total income taxes	(1.7)	(2.4)	(52.1)	(80.0)
Net income from consolidated companies	5.5	8.2	106.0	162.6
Equity in income of investees	2.9	4.0	(0.6)	(0.9)
Net income	8.4	12.2	105.4	161.7

Attributable to :
Shareholders	7.7	11.2	102.1	156.6
Minority interest	0.7	1.0	3.3	5.1

Weighted average number of shares outstanding	150,629,662	150,629,662	137,687,693	137,687,693
Dilutive potential shares from stock-options	366,871	366,871	596,184	596,184
Dilutive potential shares from free shares	243,000	243,000	648,938	648,938
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,239,533	151,239,533	138,932,815	138,932,815
Net earning per share attributable to shareholders
Basic	0.05	0.07	0.74	1.14
Diluted	0.05	0.07	0.73	1.13

(1)	Corresponding to the nine months ended September 30 in US dollars less the six months ended June in US dollars.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2009		2008

except per share data, amounts in millions of	€	US$ (1)	€	US$ (2)

Operating revenues	1,733.3	2,361.4	1,835.6	2,809.1
Other income from ordinary activities	6.7	9.1	0.7	1.1
Total income from ordinary activities	1,740.0	2,370.5	1,836.3	2,810.2
Cost of operations	(1,320.6)	(1,799.2)	(1,233.3)	(1,887.3)
Gross profit	419.4	571.3	603.0	922.9
Research and development expenses, net	(45.1)	(61.5)	(35.5)	(54.3)
Selling, general and administrative expenses	(180.5)	(246.0)	(182.5)	(279.4)
Other revenues (expenses), net	(69.3)	(94.4)	9.2	14.0
Operating income before reduction of goodwill	124.5	169.4	394.2	603.2
Reduction of goodwill	-	-	(2.0)	(3.0)
Operating income	124.5	169.4	392.2	600.2
Expenses related to financial debt	(79.6)	(108.5)	(67.1)	(102.7)
Income provided by cash and cash equivalents	1.7	2.3	7.3	11.0
Cost of financial debt, net	(77.9)	(106.2)	(59.8)	(91.7)
Variance on derivative on convertible bonds	-	-	-	-
Other financial income (loss)	(9.9)	(13.2)	2.9	4.5
Income of consolidated companies before income taxes	36.7	50.0	335.3	513.0
Deferred taxes on currency translation	8.3	11.3	(4.7)	(7.1)
Other income taxes	(13.3)	(18.2)	(111.8)	(171.1)
Total income taxes	(5.0)	(6.9)	(116.5)	(178.2)
Net income from consolidated companies	31.7	43.1	218.8	334.8
Equity in income of investees	5.3	7.3	2.4	3.7
Net income	37.0	50.4	221.2	338.5

Attributable to :
Shareholders	32.6	44.4	213.5	326.7
Minority interest	4.4	6.0	7.7	11.8

Weighted average number of shares outstanding	150,797,818	150,797,818	137,498,471	137,498,471
Dilutive potential shares from stock-options	320,760	320,760	692,047	692,047
Dilutive potential shares from free shares	243,000	243,000	648,938	648,938
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,361,578	151,361,578	138,839,456	138,839,456
Net earning per share attributable to shareholders
Basic	0.22	0.29	1,55	2.38
Diluted	0.22	0.29	1,54	2.35

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.362 per €.

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.530 per €.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2009		2008

amounts in millions of	€	US$ (1)	€	US$ (2)

OPERATING
Net income (loss)	37.0	50.4	221.2	338.5
Depreciation and amortization	222.4	303.0	155.0	237.2
Multi-client surveys amortization	150.0	204.4	186.2	284.9
Variance on provisions	34.1	46.5	5.5	8.4
Expense & income calculated on stock-option	9.0	12.3	17.7	27.1
Net gain on disposal of fixed assets	3.6	4.9	(1.4)	(2.1)
Equity in income of affiliates	(5.3)	(7.3)	(2.4)	(3.7)
Dividends received from affiliates	-	-	1.1	1.7
Other non-cash items	(2.8)	(3.8)	(5.5)	(8.4)
Net cash including net cost of financial debt and income taxes	448.0	610.4	577.4	883.6
Less net cost of financial debt	77.9	106.2	59.9	91.7
Less income taxes expenses	5.0	6.9	116.5	178.3
Net cash excluding net cost of financial debt and income taxes	530.9	723.5	753.8	1,153.6
Income taxes paid	(60.5)	(82.4)	(100.9)	(154.5)
Net cash before changes in working capital	470.4	641.1	652.9	999.1
- change in trade accounts and notes receivables	73.3	99.8	(118.5)	(181.3)
- change in inventories and work-in-progress	65.1	88.7	(22.4)	(34.3)
- change in other currents assets	20.8	28.4	28.5	43.6
- change in trade accounts and notes payable	(84.0)	(114.4)	(11.4)	(17.4)
- change in other current liabilities	(59.0)	(80.4)	(12.0)	(18.4)
Impact of changes in exchange rate	(14.4)	(19.8)	11.6	17.8
Net cash provided by operating activities	472.2	643.4	528.7	809.1
INVESTING
Total purchases of tangible and intangible assets (including variation of fixed assets suppliers)	(130.1)	(177.3)	(118.8)	(181.8)
Increase in multi-client surveys	(191.8)	(261.3)	(283.4)	(433.7)
Proceeds from disposals of tangible and intangible	1.5	2.0	0.7	1.1
Total net proceeds from financial assets	-	-	8.8	13.5
Total net acquisition of investments	(65.8)	(89.6)	(21.4)	(32.7)
Impact of changes in consolidation scope	(2.0)	(2.8)
Variation in loans granted	(4.0)	(5.4)	(5.5)	(8.4)
Variation in subsidies for capital expenditures	(0.1)	(0.1)	(0.1)	(0.2)
Variation in other financial assets	(1.0)	(1.5)	(2.0)	(3.1)
Net cash used in investing activities	(393.3)	(536.0)	(421.7)	(645.3)
FINANCING
Repayment of long-term debts	(177.6)	(242.0)	(18.1)	(27.7)
Total issuance of long-term debts	243.5	331.8	37.0	56.6
Reimbursement on leasing	(22.3)	(30.4)	(5.6)	(8.6)
Change in short-term loans	(1.6)	(2.2)	(9.4)	(14.4)
Financial interest paid (3)	(65.3)	(89.0)	(45.5)	(69.6)
Net proceeds from capital increase
- from shareholders	0.3	0.4	2.5	3.8
- from minority interest of integrated companies			(1.4)	(2.1)
Buying & sales of own shares	4.9	6.7	(10.9)	(16.7)
Dividend paid to minority interest	(2.6)	(3.5)
Net cash used in financial activities	(20.7)	(28.2)	(51.4)	(78.7)
Effects of exchange rate changes on cash	(15.6)	20.7	7.6	(5.4)
Net increase (decrease) in cash and cash equivalents	42.6	99.9	63.2	79.7
Cash and cash equivalents at beginning of year	516.9	719.4	254.3	374.4
Cash and cash equivalents at end of period	559.5	819.3	317.5	454.1

(1)
Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.362 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.464 per € at September 30, 2009 and of US$1.392 per € at December 31, 2008).

(2)
Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.530 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.430 per € at September 30, 2008 and of US$1.472 per € at December 31, 2007).

(3)	Includes US$13.6 million related to issuing fees in the nine months ended September 30, 2009 (amendment of Term Loan B and issuance of senior notes due 2016).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,
amounts in millions of €	2009	2008

Net income from statements of operations	37.0	221.2

Gain (loss) on cash flow hedges	8.9	(15.4)
Income taxes	(3.1)	5.3
Net gain (loss) on cash flow hedges	5.8	(10.1)

Gain (loss) on available-for-sale investments	-	(22.1)
Income taxes	-	7.6
Net gain (loss) on available-for-sale investments	-	(14.5)

Gain (loss) on actuarial changes on pension plan	-	(0.9)
Income taxes	-	0.3
Net gain (loss) on actuarial changes on pension plan	-	(0.6)

Exchange differences on foreign currency translation	(104.8)	49.9

Other comprehensive income (loss) for the period, net of taxes	(99.0)	24.7

Total net comprehensive income for the period	(62.0)	245.9

Attributable to :
Shareholders	(63.3)	235.4
Minority interest	1.3	10.5

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique-Veritas, S.A. (the “Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services (seismic data acquisition and related processing and interpretation software) principally to clients in the oil and gas exploration and production business.
     Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements are also in accordance with IFRS adopted by the European Union at September 30, 2009 which are available on the following web site http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.
These interim consolidated financial statements have been authorized by the Audit Committee for issue on November 6, 2009.
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
Critical accounting policies
     The interim condensed consolidated financial statements for the nine months ended September 30, 2009 have been prepared in accordance with IAS 34 - Interim Financial Reporting.
     The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at and for the year ended December 31, 2008 included in its report on Form 20-F for the year 2008 filed with the SEC on April 22, 2009.
     The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2008, except for the adoption of the following new Standards and Interpretations:
IFRS 8 - Operating segments
IAS 1 revised - Presentation of Financial Statements (except amendment to IFRS5)
IAS 23 revised - Borrowing costs
IAS 32 Amendment - Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 2 Amendment - Vesting Conditions and Cancellations
2008 Annual Improvements to IFRS (excepted amendment to IFRS 5)
IFRIC 11 - IFRS 2 - Group and Treasury Share Transactions
IFRIC 13 - Customer loyalty programs
IFRIC 14 - IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
The adoption of these new standards and interpretations did not have any material impact on the Group’s interim financial statements.
     The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that are optional until December 31, 2009, namely:

IFRIC 12 - Service Concession Arrangements - adopted by the European Union in March 2009 and applicable on January 1, 2010
IFRIC 16 - Hedges of a Net Investment in a Foreign Operation - adopted by the European Union in June 2009 and applicable on January 1, 2010
IAS 27 Amendment - Consolidated and Separate Financial Statements - adopted by the European Union in June 2009 but applicable on January 1, 2010
IFRS 3R - Business Combinations - adopted by the European Union in June 2009 but applicable on January 1, 2010
IFRIC 15 - Agreements for the Construction of Real Estate - adopted by the European Union in July 2009 but applicable on January 1, 2010
Amendment to IAS 39 Financial Instruments: Recognition and Measurement: Eligible Hedged Items Combinations - adopted by the European Union in September 2009 but applicable on January 1, 2010.
     At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union:
Amendments IFRS 5 (2008 annual improvements to IFRS)
Amendments to IFRIC 9 and IAS 39 - Embedded derivatives
IFRIC 17 - Distributions of Non-cash Assets to Owners
IFRIC 18 - Transfers of assets from customers
Amendment to IFRS7 - Improving disclosures about financial instruments
Amendment to IFRS2 - Group cash-settled share-based payment Transactions
Amendment to IAS32 - Classification of rights issues
     The Group has not opted for the early adoption of these Standards, Amendments and Interpretations and it is currently reviewing them to measure the potential impact on the interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.
Use of estimates
     Significant estimates in preparing financial statements that could have a material impact on the carrying values of assets and liabilities are:
•	Amortization of multi-client data library,

•	Depreciation and, if applicable, impairment of tangible and intangible assets, including goodwill,

•	Development costs,

•	Valuation of investments,

•	Recoverability of goodwill and intangible assets,

•	Income taxes, and

•	Employee benefit plans.
Judgments
     The major accounting matters that are subject to management judgments, which have a material effect on the carrying amounts of assets and liabilities recognized in the interim condensed consolidated financial statements, relate to:
•	Collectibility of accounts receivable,

•	Recoverability of deferred tax assets,

•	Fair value of assets and liabilities as part of the different purchase price allocations,

•	Provision for contingencies, claims and litigations.
Operating revenues
          Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
•	Multi-client surveys
          Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
          Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
          Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
          The Company recognizes pre-commitments as revenue when production is begun based on the physical progress of the project.
          After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready-for-use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
          After sales volume agreements—We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
•	Exclusive surveys
          In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
          The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
          In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
•	Other geophysical services
          Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.
•	Equipment sales
          We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
•	Software and hardware sales
          We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

          If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
          If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
          Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
Goodwill
     Group management undertakes at least an annual impairment test covering goodwill, intangible assets and indefinite lived assets allocated to the cash generated units to consider whether impairment is required.
     In conjunction with the marine restructuring plan, the evaluation of the recoverable value of the Services segment at December 31, 2008 was subject to a differential analysis at June 30, 2009. This differential analysis aimed at considering the impact of the marine restructuring plan on the recoverable value of cash generating units, with other assumptions made as of December 31, 2008 remaining unchanged (refer to note 11 of the consolidated financial statements in our 20-F for the fiscal year ended December 31, 2008).
     This analysis did not lead to any impairment in the interim condensed consolidated financial statements as of June 30, 2009.
Multi-client surveys
     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
     We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.
     In this respect, we use five amortization rates: 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical pattern.
     For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.
     Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey-by-survey basis in case of any indication of impairment.
Development costs
          Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
          Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
—	the project is clearly defined, and costs are separately identified and reliably measured,

—	the product or process is technically and commercially feasible,

—	we have sufficient resources to complete development, and

—	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

          The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
          Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. We amortize capitalized developments costs over 5 years.
          Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
Note 2— Acquisitions and divestitures
•	Wavefield Inseis ASA
          In February 2009, Wavefield shares subject to the mandatory offer and the squeeze-out were transferred to CGGVeritas, while compensation of €62 million for those shares was paid after the objection period expired. As a result, the minority interests recognized as a financial debt of €62 million on our balance sheet at December 31, 2008 have been cancelled.
          The preliminary goodwill determined as of December 31, 2008 has been revised for an additional amount of €16.2 million, leading to a total goodwill of €25.0 million at September 30, 2009. Main adjustments were related to Multifield assets, receivables and deferred tax liabilities on equity acquired.
•	Cybernetix
          On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Cybernetix is accounted for under the equity method in our financial statements as we do not have the control.
•	Multifield
          On May 29, 2009, Statoil Hydro Venture AS exercised its put option with our subsidiary Wavefield with respect to a 37% stake in Multifield for €2.9 million. As a result, our shareholding in Multifield increased to 80.97%. Multifield is fully consolidated in our financial statements since June 30, 2009.
•	Norfield AS
          Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for approximately €3.6 million by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield. As a result, Wavefield’s interest in Norfield remained unchanged at 33%.
Note 3—Financial debt
     On May 21 and 27, 2009, we amended our US senior facilities agreement and our French revolving facility agreement, respectively. These amendments, in line with our conservative financial policy, were aimed mainly at increasing the Company’s headroom under its financial covenants.
     In consideration of these amendments, we repaid US$100 million of our term loan B under the US senior facilities and increased the applicable bank margin for all borrowings under the US senior facilities and French revolving facility by 1.0%.
     On June 9, 2009, we issued US$350 million principal amount of 9 1/2% senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.

     We used the proceeds from the notes to replace cash used to repay US$100 million of our term loan B facility on May 21, 2009 and to fund the three quarterly US$27.5 million amortization payments due during the remainder of 2009 under our term loan B facility. We also used a portion of the net proceeds to repay US$28 million of indebtedness outstanding under our CGGVeritas Services (Norway) AS (formerly Exploration Resources) credit facility. The remaining net proceeds will be used for general corporate purposes, including the repayment of other indebtedness.
Note 4—Common stock and stock options plans
As of September 30, 2009, the Company’s share capital consisted of 150,993,469 shares, each with a nominal value of €0.40.
New stock-option plans and performance shares allocation plan
     On March 16, 2009, our Board of Directors allocated 1,327,000 stock options to 149 beneficiaries pursuant to a shareholders’ resolution, including stock options to purchase a total of 260,000 ordinary shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer). The exercise price of the stock options is €8.82. The stock options expire on March 15, 2017.
     On March 16, 2009, our Board of Directors allocated 516,250 performance shares to 291 beneficiaries pursuant to a shareholders’ resolution, including 46,250 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer).
     On March 16, 2009, our Board of Directors allocated 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer. Their exercise price is €8.82. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:
•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Services Sector SM (OSX SM) index; or

•	a financial indicator of EBIT objective expressed in US$ and related to the target for the annual variable part of the compensation of the executive officers.
     The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations.

Consolidated statements of changes in equity

										Total
						Income and				shareholders’
						expense				equity
	Number of		Additional			recognized	Cumulative	Total		and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
(Unaudited)	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
				(amounts in millions of euros, except share data)

Balance at December 31, 2007	137,253,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6

Capital increase	436,346	0.2	2.0					2.2		2.2
Net income				213.5				213.5	7.7	221.2
Cost of share-based payment				17.7				17.7	(1.4)	16.3
Operations on treasury shares					(11.0)			(11.0)		(11.0)
Actuarial gains and losses of pension plans (1) (a)				(0.6)				(0.6)		(0.6)
Financial instruments: change in fair value and transfer to income statement(2) (a)						(24.6)		(24.6)		(24.6)
Foreign currency translation: change in fair value and transfer to income statement(3) (a)							47.1	47.1	2.8	49.9
Income and expense recognized directly in equity (1) + (2) + (3)				(0.6)		(24.6)	47.1	21.9	2.8	24.7
Others									5.2	5.2

Balance at September 30, 2008	137,690,136	55.1	1,822.0	1,014.7	(14.9)	(29.7)	(201.3)	2,645.9	38.3	2,684.2

Balance at January 1, 2009	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

Capital increase	375,760	0.2	0.1					0.3		0.3
Net income				32.6				32.6	4.4	37.0
Cost of share-based payment				9.0				9.0		9.0
Dividends paid									(2.6)	(2.6)
Operations on treasury shares					4.9			4.9		4.9
Actuarial gains and losses of pension plans (1) (a)
Financial instruments: change in fair value and transfer to income statement(2) (a)						5.8		5.8		5.8
Foreign currency translation: change in fair value and transfer to income statement(3) (a)							(101.7)	(101.7)	(3.1).	(104.8)

Income and expense recognized directly in equity (1) + (2) + (3)						5.8	(101.7)	(95.9)	(3.1)	(99.0)
Others				(3.9)				(3.9)		(3.9)

Balance at September 30, 2009	150,993,469	60.4	1,964.8	1,169.9	(13.2)	3.3	(278.1)	2,907.1	37.2	2,944.3

(a)	net of deferred tax

Note 5— Trade accounts and notes receivable
     At June 30, 2009 our trade receivables included a receivable of €97.2 million related to one marine exclusive contract. This contract included a six-month payment term, with a six-month extension option at the discretion of the customer and based on certain conditions. At September 30, 2009 we had received payment from the customer for the major part of the receivable. The six-month extension option was not exercised.
Note 6—Analysis by operating segment and geographic area
     Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

•	Processing & Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
     Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, handles our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
     Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical equipment segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
     Operating income of an industry segment represents operating revenues and other income from ordinary activities less expenses of that segment. It includes non-recurring and unusual items, which are disclosed in the operating segment, if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.
     Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.
Due to the constant changes in work locations, the Group does not track its assets based on country of origin or ownership.
The following tables present revenues, operating income and identifiable assets by operating segment, and operating revenues by geographic area (by location of customers).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
Analysis by operating segment

(Unaudited)	Three months ended September 30,
	2009					2008
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
(in millions of euros)	Services	Equipment	Adjustments		Total	Services	Equipment	Adjustments		Total

Revenues from unaffiliated customers	400.0	112.2	-		512.2	496.0	195.6	-		691.6
Inter-segment revenues	-	30.4	(30.4)		-	0.6	8.5	(9.1)		-
Operating revenues	400.0	142.6	(30.4)		512.2	496.6	204.1	(9.1)		691.6
Other income from ordinary activities	4.1	1.0	-		5.1	-	0.4	-		0.4
Total income from ordinary activities	404.1	143.6	(30.4)		517.3	496.6	204.5	(9.1)		692.0
Operating income (loss)	23.8	25.2	(8.3	) (a)	40.7	112.7	66.7	(6.6	) (a)	172.8
Equity in income (loss) of investees	2.9	-	-		2.9	(0.2)	(0.4)	-		(0.6)
Capital expenditures (b)	97.1	17.6	(11.2)		103.5	124.1	6.0	(1.8)		128.3
Depreciation and amortization (c)	121.2	7.3	(5.1)		123.7	123.8	5.6	(3.6)		125.8
Investments in companies under equity method	-	-	-		-	-	-	-		-

(a)	Includes general corporate expenses of €7.6 million for the three months ended September 30, 2009 and €9.3 million for the comparable period in 2008.

(b)
Includes investments in multi-client surveys of €47.3 million for the three months ended September 30, 2009 and €94.9 million for the three months ended September 30, 2008 and capitalized development costs of €2.8 million for the three months ended September 30, 2009 and €4.2 million for the comparable period of 2008, in the Services segment. Capitalized development costs in the Equipment segment were €0.2 million for the three months ended September 30, 2009 and €0.6 million for the comparable period of 2008.

(c)	Includes multi-client survey amortization of €61.0 million for the three months ended September 30, 2009 and €73.8 million for the comparable period of 2008.

	Three months ended September 30,
(Unaudited)	2009 (1)				2008 (1)
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of US$)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	570.9	160.5	-	731.4	761.8	300.4	-	1,062.2
Inter-segment revenues	-	42.8	(42.8)	-	0.9	13.1	(14.0)	-

Operating revenues	570.9	203.3	(42.8)	731.4	762.7	313.5	(14.0)	1,062.2

Other income from ordinary activities	5.7	1.3		7.0	-	0.7	(0.2)	0.5

Total income from ordinary activities	576.6	204.6	(42.8)	738.4	762.7	314.2	(14.2)	1,062.7

Operating income (loss)	33.3	36.5	(12.1)	57.7	172.9	102.5	(10.3)	265.1

(1)	Corresponding to the nine months ended September 30 in US dollars less the six month ended June 30 in US dollars.

(Unaudited)	Nine months ended September 30,
	2009				2008
			Eliminations				Eliminations
			and	Consolidated			and		Consolidated
(in millions of euros)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments		Total

Revenues from unaffiliated customers	1,333.6	399.7	-	1,733.3	1,321.0	514.6	-		1,835.6
Inter-segment revenues	0.5	72.1	(72.6)	-	0.6	58.0	(58.6)		-
Operating revenues	1,334.1	471.8	(72.6)	1,733.3	1,321.6	572.6	(58.6)		1,835.6
Other income from ordinary activities	4.2	2.5	-	6.7	(0.2)	1.0	(0.1)		0.7
Total income from ordinary activities	1,338.3	474.3	(72.6)	1,740.0	1,321.4	573.6	(58.7)		1,836.3
Operating income (loss)	54.2	108.2	(37.9)	124.5	254.4	180.7	(42.9	) (a)	392.2
Equity in income (loss) of investees	5.3	-	-	5.3	2.6	(0.2)	-		2.4
Capital expenditures (b)	346.6	26.4	(28.3)	344.7	415.7	14.7	(23.8)		406.6
Depreciation and amortization (c)	366.3	21.0	(14.9)	372.4	339.4	16.4	(14.6)		341.2
Investments in companies under equity method	-	4.0	-	4.0	-	-	-		-
Identifiable assets	4,152.6	728.8	(243.6)	4,637.8	4,140.2	688.6	(186.2)		4,642.7
Unallocated and corporate assets				643.7					370.9

Total Assets				5,281.5					5,013.6

(a)	Includes general corporate expenses of €27.9 million for the nine months ended September 30, 2009 and €32.2 million for the comparable period in 2008.

(b)
Includes investments in multi-client surveys of €191.8 million for the nine months ended September 30, 2009 and €283.4 million for the nine months ended September 30, 2008, capitalized development costs of €9.2 million for the nine months ended September 30, 2009 and €7.8 million for the comparable period of 2008 and capital leases of €22.7 million for the nine months ended September 30, 2009 (none for the nine months ended September 30, 2008) in the Services segment. Capitalized development costs in the Equipment segment were €1.2 million for the nine months ended September 30, 2009 and €1.8 million for the comparable period of 2008.

(c)	Includes multi-client survey amortization of €150.0 million for the nine months ended September 30, 2009 and €186.2 million for the comparable period of 2008.

(Unaudited)	Nine months ended September30,
	2009				2008 (1)
			Eliminations	Consolidated			Eliminations
	Services	Equipment	and	Total			and	Consolidated
(in millions of US$)	(1)	(2)	Adjustments	(3)	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	1,816.6	544.8	-	2,361.4	2,021.5	787.6	-	2,809.1
Inter-segment revenues	0.7	98.3	(99.0)	-	1.0	88.8	(89.8)	-

Operating revenues	1,817.3	643.1	(99.0)	2,361.4	2,022.5	876.4	(89.8)	2,809.1

Other income from ordinary activities	5.7	3.4	-	9.1	(0.4)	1.7	(0.2)	1.1

Total income from ordinary activities	1,823.0	646.5	(99.0)	2,370.5	2,022.1	878.1	(90.0)	2,810.2

Operating income (loss)	73.9	147.5	(52.0)	169.4	389.3	276.6	(65.7)	600.2

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.3622 per € in 2009 and of US$1.5303 per € in 2008.

(2)	Dollar amounts were converted at the average rate of US$1.3631 per € for the Equipment segment.

(3)	Dollar amounts for the Consolidated total were converted at the rate of US$1.3624 per €, corresponding to the weighted average based on each segment’s operating revenues.
Revenues by geographic area
     The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September30,
	2009			2008

Except percentages, in millions of	€	US$ (1)		€	US$ (1)
North America	105.8	21%	150.8	188.1	27%	289.1
Central and South Americas	55.2	11%	77.1	48.0	7%	73.6
Europe, Africa and Middle East	243.6	47%	346.9	316.3	46%	485.3
Asia Pacific	107.6	21%	156.6	139.2	20%	214.2

Total	512.2	100%	731.4	691.6	100%	1,062.2

(1)	Corresponding to the nine months ended September 30 in US dollars less the six month ended June 30 in US dollars.

	Nine months ended September 30,
	2009			2008

Except percentages, in millions of	€	US$ (1)		€	US$ (1)
North America	348.6	21%	474.9	547.6	30%	837.9
Central and South Americas	126.9	7%	172.9	119.0	6%	182.1
Europe, Africa and Middle East	786.4	45%	1,071.4	713.5	39%	1,092.0
Asia Pacific	471.4	27%	642.2	455.5	25%	697.1

Total	1,733.3	100%	2,361.4	1,835.6	100%	2,809.1

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.3624 per € in 2009 and of US$1.5303 per € in 2008.

Note 7—Other revenues (expenses)
Marine restructuring plan
Due to market conditions and marine overcapacity, we implemented a marine restructuring plan in June 2009 that includes the de-rigging of seven seismic vessels and a redundancy plan. We made a provision for €64.8 million as of June 30, 2009 for the total cost of the plan. During the third quarter ended September 30, 2009, €8.8 million (US$12 million) of the provision were used.
Note 8—Commitments and contingencies
Capital expenditures, other commitments and contingencies
     On May 29, 2009, CGGVeritas and Eidesvik amended their agreement to postpone the date of delivery of two newly-built seismic vessels to the second half of 2011. Two loans, including one convertible loan, were granted by CGGVeritas to Eidesvik for a total amount of €7.7 million.
Litigation and other risks
     On July 7, 2008, we brought suit against Arrow Seismic ASA in order to seek compensation for the loss we suffered (approximately U.S.$70 million at the date of the claim) following Arrow Seismic ASA’s withdrawal from negotiations for the construction of a 3D seismic vessel. The negotiations were terminated after Arrow Seismic ASA was acquired by PGS. Discussions between us and Arrow Seismic ASA were at such an advanced stage that, in the Group’s view, the parties were contractually committed. A judgement was rendered on April 8, 2009 in favour of Arrow Seismic ASA. CGGVeritas has decided not to appeal.
     On October 20, 2006, a complaint was filed against CGGVeritas’ subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by the plaintiff. The plaintiff has requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States. In addition, the plaintiff has requested damages based on lost profits in the amount of U.S.$14,672,261 plus prejudgment interest of U.S.$775,254. In the alternative, the plaintiff is requesting damages based on a reasonable royalty in the amount of U.S.$6,185,924 plus prejudgment interest of U.S.$374,898. Sercel is confident that the products in question do not infringe any valid claims under the patent in question and intends to contest this claim vigorously. During 2008, the discovery process was completed and the Court provided a claim construction opinion. The Court has found that three of the seven of the patent claims are invalid for indefiniteness and one claim is not infringed. The parties attended mediation on March 4, 2009, but the case was not settled. It was initially set for trial in August 2009 and has been postponed to January 2010. We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Accordingly, we have recorded no provision in our consolidated financial statements, except for the fees related to preparing the defence.
Note 9—Subsequent events
     On October 9, 2009, we exercised the extension option of our time charter agreement with Eidesvik for the seismic vessel Vantage. The time charter agreement was extended for a period of two years starting April 2010 corresponding to a total commitment of approximately U.S.$15 million.
     On October 30, 2009, we prepaid US$100 million of our term loan B facility, in addition to the US$100 million prepaid on May 21, 2009.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
Item 2:     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Group organization
     We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

-	Processing and Imaging: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients.
     Our geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Factors Affecting Results of Operations
Geophysical market environment
     Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.
     The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.
     Due to market conditions and marine overcapacity, we implemented a restructuring plan in June 2009 to downsize our offshore fleet. This restructuring plan includes the de-rigging of seven seismic vessels and a redundancy plan. We recorded a total cost for the restructuring plan of approximately €65 million (US$87 million) in June. During the three months ended September 30, 2009, the Fohn and the Orion were decommissioned, following the decommissioning of the Harmattan in May. We plan to de-rig two other 2D vessels in the fourth quarter 2009, following the completion of a contract on which they are currently being used. Two additional 2D vessels are scheduled for decommissioning in 2010 and will be used as source vessels until that time.
Foreign exchange fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
     Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2008 and September 30, 2009 were U.S.$1.3917, and U.S.$1.464 respectively, per euro, and the average exchange rates for the nine-month periods ended September, 2008 and 2009 were U.S.$1.530 and U.S.$1.362, respectively, per euro.
Acquisitions and divestitures
          Wavefield-Inseis
          On November 25, 2008, we launched a voluntary exchange offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). We offered Wavefield shareholders one newly issued CGGVeritas share for every seven Wavefield shares. A total of 90,480,237 shares were tendered in the offer, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, we issued 12,925,749 new shares on December 18, 2008. The fair value of those issued shares amounted to €139.0 million.
          On December 30, 2008, we launched a mandatory public offer for the remaining 38,903,024 outstanding shares (i.e., 30.1% of the share capital) as well as for the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period, which expired on January 27, 2009, we acquired 37,043,013 additional shares for a total of 98.6% of Wavefield’s share capital. We then launched a squeeze-out process for the remaining outstanding shares of Wavefield at a price of NOK 15.17 per share to be paid in cash. As of February 13, 2009, we owned 100% of Wavefield’s share capital. Wavefield was de-listed from the Oslo Bors on February 16, 2008.
          The total consideration for the acquisition in our financial statements, including the remaining 30.1% acquired in February 2009, was €206.6 million. Total direct transaction costs related to the acquisition (including advisory fees and legal fees) amounted to €5.5 million and were recognized as part of the cost of the acquisition.
     Cybernetix
     On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Cybernetix is accounted for under the equity method in our financial statements as we do not have the control.
     Seismic vessels
     On April 22, 2009, CGGVeritas Services exercised the purchase option on the seismic vessels Fohn and Harmattan pursuant to their time charter agreements for €0.6 million each.
     Multifield
     On May 29, 2009, Statoil Hydro Venture AS exercised its put option with our subsidiary Wavefield with respect to a 37% stake in Multifield for €2.9 million . As a result, our shareholding in Multifield increased to 80.97%. Multifield is fully consolidated in our financial statements since June 30, 2009.
     Norfield AS
     Pursuant to the general meeting of Norfield AS’s shareholders held on May 19, 2009, Wavefield subscribed to a capital increase in Norfield for approximately €3.6 million by capitalizing an outstanding long-term loan owed to it by Norfield. The capital increase was pro rata to the shareholders’ existing interests in Norfield. As a result, Wavefield’s interest in Norfield remained unchanged at 33%.
Indebtedness
     On May 21 and 27, 2009, we amended our US senior facilities agreement and our French revolving facility agreement, respectively. These amendments, in line with our conservative financial policy, were aimed mainly at increasing the Company’s headroom under its financial covenants. In consideration of these amendments, we repaid US$100 million of our term loan B under the US senior facilities and increased the applicable margin for all borrowings under the US senior facilities and French revolving facility by 1.0%.
     On June 9, 2009, we issued US$350 million principal amount of 9 1/2% senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.
     We used the proceeds from the notes to replace cash used to repay US$100 million of our term loan B facility on May 21, 2009 and to fund the three quarterly US$27.5 million amortization payments due during the remainder of 2009 under our term loan B facility. We also used a portion of the net proceeds to repay US$28 million of indebtedness outstanding under our CGGVeritas Services (Norway) AS (formerly Exploration Resources) credit facility. The remaining net proceeds will be used for general corporate purposes, including the repayment of other indebtedness.
     On October 30, 2009, we prepaid a further US$100 million of our term loan B facility.
New stock-option plans and performance shares allocation plan
     On March 16, 2009, our Board of Directors allocated 1,327,000 stock options to 149 beneficiaries pursuant to a shareholders’ resolution, including stock options to purchase a total of 260,000 ordinary shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer). The exercise price of the stock options is €8.82. The stock options expire on March 15, 2017.
     On March 16, 2009, our Board of Directors allocated 516,250 performance shares to 291 beneficiaries pursuant to a shareholders’ resolution, including 46,250 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer).
     On March 16, 2009, our Board of Directors allocated 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer. Their exercise price is €8.82. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:
•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Services Sector SM (OSX SM) index; or

•	a financial indicator of EBIT objective expressed in US$ and related to the target for the annual variable part of the compensation of the executive officers.
     The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations.
Backlog
     Our backlog as of November 1, 2009 was U.S.$1.65 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2009 compared to three months ended September 30, 2008
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Three months ended September 30,
	2009			2008

Except percentages, in millions of	€	U.S.$(1)%		€	U.S.$(1)%
Land	86.4	122.7	17%	113.4	174.3	16%
Marine	242.8	347.5	48%	318.0	488.3	46%
Processing & Imaging	70.8	100.7	14%	64.6	99.2	9%
Total Services	400.0	570.9	78%	496.0	761.8	72%
Equipment	112.2	160.5	22%	195.6	300.4	28%

Total	512.2	731.4	100%	691.6	1,062.2	100%

(1)	Calculated as the nine months ended September 30, in U.S.$, less the six months ended June 30, in U.S.$.
     Our consolidated operating revenues for the three months ended September 30, 2009 decreased 26% to €512.2 million from €691.6 million for the comparable period of 2008. Expressed in U.S dollars, our consolidated operating revenues decreased 31% to U.S.$731.4 million in the three months ended September 30, 2009 from U.S.$1,062.2 million for the comparable period of 2008. Operating revenues for both of our segments decreased, reflecting weak market conditions.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) decreased 19% to €400.0 million for the three months ended September 30, 2009 from €496.0 million for the comparable period of 2008, despite the addition of Wavefield in December 2008. In U.S. dollar terms, operating revenues for our Services segment decreased 25% with good vessel utilization despite increasing standby between contracts. Marine multi-client revenues decreased significantly following the reduction of our multi-client investments, partly offset by strong processing performance.
     Marine
Operating revenues from our Marine business line for the three months ended September 30, 2009 decreased 24% to €242.8 million from €318.0 million for the comparable period of 2008 (and 29% in U.S. dollar terms) largely due to pressure on contract pricing and a decline in multi-client sales. The Fohn and the Orion were decommissioned this quarter.
Contract revenues decreased 9% to €189.0 million for the three months ended September 30, 2009 from €208.3 million for the comparable period of 2008 (and decreased 15% in U.S. dollar terms) principally due to lower prices experienced in 2009 and the completion of backlog from 2008 with higher margins. 86% of our high end 3D fleet operated on contract during the three months ended September 30, 2009 and 65% for the comparable period of 2008. The fleet availability rate was 90%, including a 7% impact related to standby between contracts, and the production rate was 93% for the three months ended September 30, 2009. We completed the industry’s first Arctic Beaufort Sea acquisition project and equipped one vessel with Nautilus technology for integrated acoustic positioning and streamer control. Contract revenues accounted for 78% of marine revenues for the three months ended September 30, 2009 compared to 65% for the comparable period of 2008.
Multi-client marine data library revenues decreased 51% to €53.8 million for the three months ended September 30, 2009 from €109.7 million for the comparable period of 2008 (and decreased 54% in U.S. dollar terms) principally due to reduced demand. Prefunding decreased 53% to €38.0 million for the three months ended September 30, 2009 from €81.4 million for the comparable period of 2008 (and decreased 57% in U.S. dollar terms), with a rate of 112%. In Brazil, the extension of our Santos cluster survey around the Tupi oil field discovery continued to progress well, and we completed our offshore surveys in Australia and in the North Sea. After-sales worldwide decreased 45% to €15.8 million for the three months ended September 30, 2009 from €27.4 million for the comparable period of 2008 (and decreased 49% in U.S. dollar terms).

     Land
Operating revenues from our Land business line decreased 24% to €86.4 million for the three months ended September 30, 2009, from €113.4 million for the comparable period of 2008 (and decreased 30% in U.S. dollar terms).
Contract revenues decreased 30% to €59.3 million for the three months ended September 30, 2009 from €85.0 million for the comparable period of 2008 (and decreased 35% in U.S. dollar terms), mainly in North America as activity remained slow and gas prices continued to stagnate. We operated 12 crews worldwide during the three months ended September 30, 2009 (including Argas crews in Saudi Arabia and our large high-density contracts in Qatar and Oman, where we continue to operate near record levels), compared to 19 for the comparable period of 2008. Contract revenues accounted for 69% of land revenues for the three months ended September 30, 2009 compared to 75% for the comparable period of 2008.
Prefunding increased 14% to €18.0 million for the three months ended September 30, 2009 from €15.8 million for the comparable period of 2008 (and increased 1% in U.S. dollar terms). The increase was due to the strong interest in our Haynesville program, where we operated two crews on the 3D Tri-Parish Line survey in Northern Louisiana. After-sales decreased 28% to €9.0 million for the three months ended September 30, 2009 from €12.5 million for the comparable period of 2008 (and decreased 34% in U.S. dollar terms) due to soft gas prices.
     Processing & Imaging
Operating revenues from our Processing & Imaging business line increased 10% to €70.8 million for the three months ended September 30, 2009 from €64.6 million for the comparable period of 2008 (and increased 1% in US dollar terms), as the performance of, and demand for, our high-end innovative imaging technologies, especially in the Gulf of Mexico, remained high. During the third quarter of 2009, we were awarded a new dedicated client center in Brazil and two dedicated center contracts were renewed, one in the Netherlands and one in France.
     Equipment
Operating revenues for our Equipment segment decreased 30% to €142.6 million for the three months ended September 30, 2009 from €204.1 million for the comparable period of 2008. In U.S. dollar terms, revenues decreased 35% to U.S.$203.3 million for the three months ended September 30, 2009 from U.S.$313.5 million for the comparable period of 2008. Sales of land equipment were substantially impacted by the slump in seismic activity compared to the record levels experienced in 2008, while sales of marine equipment declined to a lesser extent thanks to developing sales of new products such as SeaRay and Nautilus.
Operating revenues for our Equipment segment (excluding intra-group sales) decreased 43% to €112.2 million for the three months ended September 30, 2009 from €195.6 million for the comparable period in 2008 (and decreased 47% in U.S. dollar terms).
Operating Expenses
     Cost of operations, including depreciation and amortization, decreased 9% to €412.8 million for the three months ended September 30, 2009 from €445.1 million for the comparable period of 2008, mainly due to the lower activity of our Marine business line and our Equipment segment. As a percentage of operating revenues, cost of operations increased to 80% for the three months ended September 30, 2009 from 64% for the comparable period of 2008. Amortization rates of our multi-client library for the three months ended September 30, 2009 were higher at 75% than the rate of 54% for the comparable period of 2008, mainly due to a different sales mix, with lower sales of fully depreciated seismic data and a higher onshore contribution. Gross profit decreased 42% to €104.5 million for the three months ended September 30, 2009 from €246.9 million for the comparable period of 2008, representing 20% and 36% of operating revenues, respectively.
     Research and development expenditures increased 34% to €15.1 million for the three months ended September 30, 2009, from €11.3 million for the comparable period of 2008, representing 3% and 2% of operating revenues, respectively. This increase was mainly due to the change in the scope of consolidation, with the addition of Wavefield.
     Selling, general and administrative expenses, excluding share-based compensation, increased 1% to €54.5 million for the three months ended September 30, 2009 from €53.8 million for the comparable period of 2008 (and decreased 6% in U.S. dollar terms). Because we assume that the performance conditions of the 2008 performance share plan will not be met, the corresponding compensation costs accrued have been reversed leading to a positive impact of €1.6 million for the three months ended September 30, 2009. Share based compensation costs were €5.7 million for the three months ended September 30, 2008.
As a percentage of operating revenues, selling, general and administrative costs increased to 10% for the three months ended September 30, 2009 from 9% for the comparable period of 2008.
     Other revenues amounted to €4.2 million for the three months ended September 30, 2009 due to gains on foreign exchange hedging activities compared to expenses of €1.3 million for three months ended September 30, 2008.
     Due to market conditions and marine overcapacity, we implemented a marine restructuring plan in June 2009 that includes the de-rigging of seven seismic vessels and a redundancy plan. We made a provision for €64.8 million as of June 30, 2009 for the total cost of the plan. During the three months ended September 30, 2009, €8.8 million (US$12 million) of the provision were used.
Operating Income (Loss)
     Our operating income was €40.7 million for the three months ended September 30, 2009 compared to operating income of €172.8 million for the three months ended September 30, 2008 as a result of the factors described above.
     Operating income for our Services segment decreased 79% to €23.8 million for the three months ended September 30, 2009 compared to operating income of €112.7 million for the three months ended September 30, 2008 (and decreased 81% in U.S. dollar terms).
     Operating income from our Equipment segment decreased 38% to €25.2 million for three months ended September 30, 2009 from €66.7 million for the comparable period of 2008 (and decreased 64% in U.S. dollar terms).
Financial Income and Expenses
     Cost of net financial debt increased 42% to €26.6 million for the three months ended September 30, 2009 from €18.7 million for the comparable period of 2008 (and increased 31% in U.S. dollar terms). This increase was essentially due to (i) the issuance of US$350 million principal amount of senior notes on June 9, 2009 partially offset by a repayment of US$100 million of our term loan B, (ii) the change of scope of consolidation with the acquisition of Wavefield in December 2008 and, (iii) less financial income generated by cash deposits.
     Other financial expense was €6.9 million for the three months ended September 30, 2009 compared to a financial gain of €4.0 million for the three months ended September 30, 2008 due to currency fluctuations.
Income Taxes
Income tax expenses were €1.7 million for the three months ended September 30, 2009 compared to €52.1million for the three months ended September 30, 2008. The effective tax rate for the third quarter of 2009 was 24% compared to 33% for the comparable period of 2008. Before deferred taxes on currency translation, the effective tax rate was 43% for the three months ended September 30, 2009 compared to 30% for the comparable period of 2008.
Equity in Income (Losses) of Affiliates
     Income from investments accounted for under the equity method increased to €2.9 million for the three months ended September 30, 2009 from a loss of €0.6 million for the comparable period of 2008 and corresponded essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Net Income
     Net income was €8.4 million for the three months ended September 30, 2009 compared to €105.4 million for the three months ended September 30, 2008 as a result of the factors discussed above.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Nine months ended September 30,
	2009			2008

Except percentages, in millions of	€	U.S.$(1)%		€	U.S.$(1)%
Land	266.3	362.8	15%	340.8	521.5	19%
Marine	847.6	1,154.6	49%	788.5	1,206.6	43%
Processing & Imaging	219.7	299.2	13%	191.7	293.2	10%
Total Services	1,333.6	1,816.6	77%	1,321.0	2,021.5	72%
Equipment	399.7	544.8	23%	514.6	787.6	28%

Total	1,733.3	2,361.4	100%	1,835.6	2,809.1	100%

(1)
Dollar amounts represent euros amounts converted at the average exchange rates of U.S.$1.362, U.S.$1.362, and U.S.$1.363 for the Group, the Services segment and the Equipment segment per € in 2009, respectively, and of U.S.$1.530 per € in 2008.

     Our consolidated operating revenues for the nine months ended September 30, 2009 decreased 6% to €1,733.3 million from €1,835.6 million for the comparable period of 2008. Expressed in U.S dollars, our consolidated operating revenues decreased 16% to U.S.$2,361.4 million in the nine months ended September 30, 2009 from U.S.$2,809.1 million for the comparable period of 2008, with lower operating revenues from both our Equipment segment and our Services segment, in line with weaker market conditions.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) increased 1% to €1,333.6 million for the nine months ended September 30, 2009 from €1,321.0 million for the comparable period of 2008. Expressed in U.S dollars, operating revenues decreased 10% despite a change of scope of consolidation with the acquisition of Wavefield in December 2008 and a strong processing performance.
     Marine
Operating revenues from our Marine business line for the nine months ended September 30, 2009 increased 8% to €847.6 million from €788.5 million for the comparable period of 2008 (and decreased 4% in U.S. dollar terms).
Contract revenues increased 32% to €664.2 million for the nine months ended September 30, 2009 from €503.9 million for the comparable period of 2008 (and increased 17% in U.S. dollar terms) principally due to the addition of the Wavefield vessels to the fleet in December 2008 and the shift toward contract activity. The fleet availability and production rates were 90% and 91% for the nine months ended September 30, 2009, respectively. Contract revenues accounted for 78% of marine revenues for the nine months ended September 30, 2009 compared to 64% for the comparable period of 2008.
Multi-client marine data library revenues decreased 36% to €183.4 million for the nine months ended September 30, 2009 from €284.5 million for the comparable period of 2008 (and decreased 43% in U.S. dollar terms) principally due to reduced demand and a sharp decrease in after-sales in the first three months of 2009. Prefunding decreased 41% to €115.4 million for the nine months ended September 30, 2009 from €196.6 million for the comparable period of 2008 (and decreased 48% in U.S. dollar terms). After-sales decreased 22% to €68.0 million for the nine months ended September 30, 2009 from €87.9 million for the comparable period of 2008 (and decreased 31% in U.S. dollar terms) with low activity worldwide due to a drop in exploration expenditures in the oil and gas industry as a result of economic conditions.
     Land
Operating revenues from our Land business line decreased 22% to €266.3 million for the nine months ended September 30, 2009, from €340.8 million for the comparable period of 2008 (and decreased 30% in U.S. dollar terms).

Contract revenues decreased 15% to €220.6 million for the nine months ended September 30, 2009 from €258.3 million for the comparable period of 2008 (and decreased 24% in U.S. dollar terms). We operated 14 crews worldwide during the nine months ended September 30, 2009 compared to 20 for the comparable period of 2008 as a result of reduced demand in North America. Contract revenues accounted for 83% of land revenues for the nine months ended September 30, 2009 compared to 76% for the comparable period of 2008.
Prefunding, with a rate of 62%, decreased 35% to €22.5 million for the nine months ended September 30, 2009 from €34.6 million for the comparable period of 2008 (and decreased 42% in U.S. dollar terms). After-sales decreased 51% to €23.2 million for the nine months ended September 30, 2009 from €47.2 million for the comparable period of 2008 (and decreased 57% in U.S. dollar terms). Both prefunding and after-sales were affected by low activity in North America as a result of reductions in expenditures by oil and gas companies due to low gas prices.
     Processing & Imaging
Operating revenues from our Processing & Imaging business line increased 15% to €219.7 million for the nine months ended September 30, 2009 from €191.7 million for the comparable period of 2008 (and increased 2% in U.S. dollar terms) as demand for our high-end depth imaging technologies remained high.
     Equipment
Operating revenues for our Equipment segment decreased 18% to €471.8 million for the nine months ended September 30, 2009 from €572.6 million for the comparable period of 2008. In U.S. dollar terms, revenues decreased 27% to U.S.$643.1 million for the nine months ended September 30, 2009 from U.S.$876.4 million for the comparable period of 2008. The softening demand for equipment was essentially felt on the marine side during the first half of the year, but expanded to land sales during the third quarter.
Operating revenues for our Equipment segment (excluding intra-group sales) decreased 22% to €399.7 million for the nine months ended September 30, 2009 from €514.6 million for the comparable period in 2008 (and decreased 31% in U.S. dollar terms).
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 7% to €1,320.6 million for the nine months ended September 30, 2009 from €1,233.3 million for the comparable period of 2008, mainly due to a higher average U.S.$/€ exchange rate and our changed scope of consolidation with the acquisition of Wavefield. As a percentage of operating revenues, cost of operations increased to 76% for the nine months ended September 31, 2009 from 67% for the comparable period of 2008 mainly due to the lower activity of our Marine business line and Equipment segment. Gross profit decreased 30% to €419.4 million for the nine months ended September 30, 2009 from €603.0 million for the comparable period of 2008, representing 24% and 33% of operating revenues, respectively.
     Research and development expenditures increased 27% to €45.1 million for the nine months ended September 30, 2009, from €35.5 million for the comparable period of 2008, representing 3% and 2% of operating revenues, respectively. This increase was mainly due to the change in the scope of consolidation, with the addition of Wavefield.
     Selling, general and administrative expenses, excluding share-based compensation, increased 4% to €171.5 million for the nine months ended September 30, 2009 from €164.8 million for the comparable period of 2008 mainly due to a higher average U.S.$/€ exchange rate. In addition, share-based compensation expense decreased to €9.0 million for the nine months ended September 30, 2009 from €17.7 million for the comparable period of 2008, notably due to the 2008 performance share plan, for which we assume that performance conditions will not be met.As a percentage of operating revenues, selling, general and administrative costs were stable at 10% for the nine months ended September 30, 2009 and 2008.
     Other expenses amounted to €69.3 million for the nine months ended September 30, 2009 mainly due to the Marine restructuring plan implemented in June 2009 for a total amount of €65.0 million (U.S$87.0 million). Other revenues for the nine months ended September 30, 2008 amounted to €9.2 million and included primarily gains on foreign exchange hedging activities.
Operating Income (Loss)
     Our operating income decreased 68% to €124.5 million for the nine months ended September 30, 2009, from €392.2 million for the comparable period of 2008 (and decreased 72% in U.S. dollar terms) as a result of the factors described above.

     Operating income for our Services segment decreased 79% to €54.2 million for the nine months ended September 30, 2009 from €254.4 million for the comparable period of 2008 (and decreased 79% in U.S. dollar terms). Before restructuring costs accounted for in June 2009, operating income for our Services segment was €119.0 million for the nine months ended September 30, 2009.
     Operating income from our Equipment segment decreased 40% to €108.2 million for nine months ended September 30, 2009 from €180.7 million for the comparable period of 2008 (and decreased 47% in U.S. dollar terms).
Financial Income and Expenses
     Cost of net financial debt increased 30% to €77.9 million for the nine months ended September 30, 2009 from €59.8 million for the comparable period of 2008 (and increased 16% in U.S. dollar terms). This increase was mainly due to (i) the issuance of US$350 million principal amount of senior notes on June 9, 2009 partially offset by the repayment of US$100 million of our term loan B, (ii) the change of scope of consolidation with the acquisition of Wavefield in December 2008 and, (iii) less financial income generated by cash deposits.
     Other financial expense was €9.9 million for the nine months ended September 30, 2009 compared to a financial gain of €2.9 million for the three months ended September 30, 2008 mainly due to currency fluctuations.
Income Taxes
Income tax expenses decreased to €5.0 million for the nine months ended September 30, 2009 from €116.5 million for the comparable period of 2008. The effective tax rate for the nine months ended September 30, 2009 was 14% compared to 35% for the comparable period of 2008. Before deferred taxes on currency translation, the effective tax rate was 32% for the nine months ended September 30, 2009 compared to 33% for the nine months ended September 30, 2008.
Equity in Income (Losses) of Affiliates
     Income from investments accounted for under the equity method increased to €5.3 million for the nine months ended September 30, 2009 from €2.4 million for the comparable period of 2008 and corresponded essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Net Income
     Net income was €37.0 million for the nine months ended September 30, 2009 compared to a net income of €221.2 million for the comparable period of 2008 as a result of the factors discussed above.
Liquidity and Capital Resources
          Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as Veritas in 2007 and most recently Wavefield).
          We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French credit facilities. Our senior facilities consist of a term loan B facility (U.S.$647.5 million outstanding as of September 30, 2009) with a 2014 maturity and a U.S. revolving facility (U.S.$139 million outstanding as of September 30, 2009) with a 2012 maturity. The French revolving facility consists of a senior secured revolving facility with a 2012 maturity (U.S.$149 million outstanding as of September 30, 2009).
          We believe that we are not subject to near-term liquidity constraints, given our liquidity available as of September 30, 2009, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.
Cash Flows
Operations
     Net cash provided by operating activities was €472.2 million for the nine months ended September 30, 2009 compared to €528.7 million for the comparable period of 2008. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2009 decreased to €470.4 million from €652.9 million for the comparable period for 2008 mainly due to the significant decrease of the net result. Changes in working capital had a favorable impact on cash from operating activities of €1.8 million in the nine months ended September 30, 2009 compared to a negative impact of €177.5 million for the comparable period for 2008.
Investing activities
     Net cash used in investing activities was €393.3 million in the nine months ended September 30, 2009 compared to €421.7 million for nine months ended September 30, 2008.
     In the nine months ended September 30, 2009, we incurred purchases of tangible and intangible assets of €130.1 million mainly for the Geowave Voyager seismic vessel delivered in January 2009, streamers, Sercel Nautilus and SeaRay systems, compared to €118.8 million for the nine months ended September 30, 2008.
We also invested €191.8 million in our multi-client library, mainly in the Gulf of Mexico and Brazil, compared to €283.4 million in the comparable period of 2008. As of September 30, 2009, the net book value of our multi-client data library was €565.7 million compared to €535.6 million as of December 31, 2008.
     During the nine months ended September 30, 2009, we acquired the remaining 30% of Wavefield for €62 million as part of the mandatory offer launched in December 30, 2008 and the squeeze-out process closed on February 16, 2009.
Financing activities
     Net cash used in financing activities during the nine months ended September 30, 2009 was €20.7 million compared to €51.4 million for nine months ended September 30, 2008.
     On June 9, 2009, we issued US$350 million principal amount of 9 1/2 % senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.
We used the proceeds from the notes to replace cash used to repay US$100 million of our term loan B facility on May 21, 2009 and to fund the three quarterly US$27.5 million amortization payments due during the remainder of 2009 under our term loan B facility.
Net debt
     Net debt as of September 30, 2009 was €936.2 million compared to €1,029.1 million at December 31, 2008. The ratio of net debt to equity decreased to 32% as of September 30, 2009 from 35% as of December 31, 2008.
“Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of net debt to financing items of the balance sheet as of September 30, 2009 and December 31, 2008:

	September 30	December 31,
(in millions of euros)	2009	2008
Bank overdrafts	6.5	8.2
Current portion of long-term debt	124.7	241.5
Long-term debt	1,364.5	1,296.3
Less : cash and cash equivalents	(559.5)	(516.9)

Net debt	936.2	1,029.1

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2008.

EBITDAS
EBITDAS for the nine months ended September 30, 2009 was €505.9 million compared to €751.2 million for the comparable period of 2008, representing 29% and 41% of operating revenues, respectively.
We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of EBITDAS to Net cash provided by operating activity, according to our cash-flow statement, for the periods indicated:

	Nine months ended September 30,
(in millions of euros)	2009	2008

EBITDAS	505.9	751.2
Other financial income (loss)	(9.9)	2.9
Variance on provisions	34.1	5.5
Net gain on disposal of assets	3.6	(1.4)
Dividends received from affiliates	-	1.1
Other non cash items	(2.8)	(5.5)
Income taxes paid	(60.5)	(100.9)
Change in trade accounts receivable	73.3	(118.5)
Change in inventories	65.1	(22.4)
Change in other current assets	20.8	28.5
Change in trade accounts payable	(84.0)	(11.4)
Change in other current liabilities	(59.0)	(12.0)
Impact of changes in exchange rate	(14.4)	11.6

Net cash provided by operating activities	472.2	528.7

Contractual obligations
     The following table sets forth our future cash obligations as of September 30, 2009:

(in millions of euros)	Payments Due by Period
				More than 5
	Less than 1 year	2-3 years	4-5 years	years	Total

Financial Debt	65.2	23.9	20.3	1,234.7	1,344.1
Capital Lease Obligations (not discounted)	33.4	67.7	19.7	4.9	125.6
Operating Leases	131.2	202.1	151.0	160.6	644.8
Other Long-Term Obligations (bond interest)	71.0	142.0	142.0	109.4	464.6

Total Contractual Cash Obligations	300.8	435.7	333.1	1,509.6	2,579.2

Reconciliation of EBITDAS to U.S. GAAP
Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS
The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans, development costs and derivative instruments and hedging activities.
Pension plan
Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.
Under IFRS, in accordance with IAS 19 — Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.
Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.
Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollar) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Provision for marine redundancy plan
Under IFRS, a provision for redundancy plan should be recognized when the entity has a detailed formal plan for the restructuring, and has raised a valid expectation for those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.
Under U.S. GAAP, termination benefits can be recognized only when those affected have rendered all services required to receive benefits.

Unaudited	Nine months ended September 30,
In millions of euros	2009	2008

EBITDAS as reported	505.9	751.2
Actuarial gains (losses) on pension plan	(0.2)	(0.5)
Cancellation of IFRS capitalization of development costs	(10.4)	(9.6)
Derivative instruments	(2.1)	5.3
Cancellation of redundancy provision	27.7	-

EBITDAS according to U.S. GAAP	520.9	746.4

Trend information
Currency fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this current report on Form 6-K were derived by converting revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Converted figures are presented only to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2008, 2007 and 2006, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reals, Australian dollars, British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the U.S.$/euro exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based on our operations in 2008, and given the portfolio of currencies during that year, a 10-cent variance of the U.S. dollar against the euro would have affected our dollar equivalent-value operating income by approximately U.S.$50 million.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. Our average forward U.S.$/€ exchange rate was U.S.$1.36 per € for the nine months ended September 30, 2009 compared to U.S.$1.49 per € for the nine months ended September 30, 2008.
     We do not enter into forward foreign currency exchange contracts for trading purposes.

Item 3: CONTROLS AND PROCEDURES
     There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384 AND NO.333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique Veritas
(Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Group Chief Financial Officer
Date: November 10, 2009